UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Century Dragon Media, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Debbie Schwartzberg
785 5th Avenue Ne
New York, Ny  10022
(212) 355-2020

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. Debbie Schwartzberg
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	460,353 (1)
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	460,353 (1)
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	460,353 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	1.8% (2)

14.	Type of Reporting Person (See Instructions)
IN

(1)  Includes (i) 274,008 shares of Common Stock and a warrant to purchase 107,283 shares of Common Stock owned by the Reporting Person; (ii) 28,408 shares of Common Stock and a warrant to purchase 11,123 shares of Common Stock owned by The Julie Schwartzberg Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since she has sole voting and investment control over the shares and warrant; (iii) 28,408 shares of Common Stock and a warrant to purchase 11,123 shares of Common Stock owned by The David N. Sterling Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since she has sole voting and investment control over the shares and warrant.

 (2)  Based on 25,312,837 shares of Common Stock outstanding as of April 30, 2010 and the warrants referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated April 30, 2010, to Schedule 13D is filed on behalf of Debbie Schwartzberg (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission March 28, 2008 (the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of China Century Dragon Media, Inc. (formerly known as SRKP 25, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

On December 17, 2007, the Reporting Person acquired directly from the Issuer 1,164,518 shares of Common Stock at an aggregate purchase price of $820.52 and a warrant to purchase 1,164,518 shares of Common Stock at an exercise price of $0.0001 per share (the “Warrant”) for an aggregate purchase price equal to $410.26. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of December 17, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933.

In March 2008, the Reporting Person transferred (i) 100,000 shares of Common Stock and a warrant to purchase 100,000 shares of Common Stock to The Julie Schwartzberg Trust (the “Schwartzberg Trust”) and (ii) 100,000 shares of Common Stock and a warrant to purchase 100,000 shares of Common Stock to The David N. Sterling Trust (the “Sterling Trust”). The Reporting Person serves as the sole Trustee of the Schwartzberg and Sterling Trusts. She may be deemed indirect beneficial owner of these securities since she has sole voting and investment control over the securities.

As more fully described in Item 4, which is incorporated herein by reference, on April 30, 2010, in connection with a share exchange transaction, the Reporting Person canceled (i) 690,510 shares of Common Stock and a warrant to purchase 857,235 shares of Common Stock owned by the Reporting Person; (ii) 71,592 shares of Common Stock and a warrant to purchase 88,877 shares owned by the Schwartzberg Trust; and (iii) 71,592 shares and a warrant to purchase 88,877 shares of Common Stock owned by the Sterling Trust, which decreased the number of shares beneficially owned by the Reporting Person from 2,329,036 shares to 460,353 shares.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4.   Purpose of Transaction

Effective March 31, 2010, the Company entered into a share exchange agreement with CD Media (Holding) Co., Limited, a British Virgin Islands corporation (“CD Media BVI”), Huizhou CD Media Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“CD Media Huizhou”) and all of the shareholders of CD Media BVI (the “Shareholders”).  On April 23, 2010, the parties to the share exchange agreement entered into an amended and restated share exchange agreement (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 19,100,000 shares of its Common Stock to the Shareholders in exchange for all of the issued and outstanding shares of CD Media BVI (the “Share Exchange”).  The Share Exchange closed on April 30, 2010.

Immediately prior to the Share Exchange and pursuant to the Exchange Agreement, the Issuer and its stockholders agreed to cancel an aggregate of 4,450,390 shares of common stock and warrants to purchase 5,677,057 shares of common stock such that there were 2,646,000 shares of common stock outstanding and warrants outstanding to purchase 1,419,333 shares of common stock immediately prior to the Share Exchange.  As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the stockholders that agreed to cancel shares and warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 460,353 shares of Common Stock, representing 1.8% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of May 6, 2009).

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 460,353 shares of Common Stock beneficially owned by the Reporting Person.

(c) All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 460,353 shares of Common Stock beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on April 30, 2010.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Amended and Restated Share Exchange Agreement, dated April 23, 2010, by and among SRKP 25, Inc., CD Media (Holding) Co., Limited, Huizhou CD Media Co., Ltd. and all of the shareholders of CD Media (Holding) Co., Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  May 19, 2010

DEBBIE SCHWARTZBERG

By:
/s/ Debbie Schwartzberg
By: Debbie Schwartzberg

EXHIBIT INDEX

Exhibit 1
Amended and Restated Share Exchange Agreement, dated April 23, 2010, by and among SRKP 25, Inc., CD Media (Holding) Co., Limited, Huizhou CD Media Co., Ltd. and all of the shareholders of CD Media (Holding) Co., Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010).